EXHIBIT 99.15

Adam Wheeler

Mining Consultant, C. Eng, Eur Ing, FIMMM

Cambrose Farm, Redruth, Cornwall, TR16 4HT, England.

CONSENT

April 23, 2026

I, Adam Wheeler, consent to the public filing of the technical report titled "NI 43-101 Technical Report on the Nussir Project – Feasibility Study", with an effective date of April 14, 2026, and dated April 16, 2026 (the "Technical Report") by Blue Moon Metals Inc. (the “Issuer”), and the information derived from the Technical Report, as well as to the reference to my name, in each case where used or incorporated by reference in the Issuer’s (i) Registration Statement on Form F-10 (File No. 333-293554) and (ii) Annual Report on Form 40-F for the year ended December 31, 2025, including in the Annual Information Form for the year ended December 31, 2025 filed as Exhibit 99.1 thereto, being filed with the United States Securities and Exchange Commission, and any amendments thereto.

/s/ Adam Wheeler
Adam Wheeler, B.Sc., M.Sc., C. Eng., Eur. Ing., FIMMM